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06006318

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAY 2 5 2006 E
THOMSON
FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53360

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockport Venture Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Cabot Street
(No. and Street)

Beverly (City) MA (State) 01915 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Bassinger (978) 969-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

793 Turnpike Street (Address) North Andover (City) MA (State) 01845 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2006
WASH, D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/24/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Bassinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockport Venture Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of California County of~~ San Mateo

Subscribed and sworn to (or affirmed) Before me on this 1st day of March, 20 06 by Thomas R. Bassinger personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Notary Public

(Seal)

STEVEN A. WAGNER
COMM. #1590309
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Expires July 1, 2009

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

M | F | A

Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member and Managers
Rockport Venture Securities, LLC
275 Cabot Street
Beverly, Massachusetts 01915

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Rockport Venture Securities, LLC as of December 31, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Rockport Venture Securities, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Rockport Venture Securities, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockport Venture Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famigliette & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 24, 2006

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com

December 31		2005
Assets		
Current Assets:		
Cash	$	745,278
Marketable Securities		76,193
Accounts Receivable		11,985
Prepaid Expenses		4,750
Total Assets	$	838,206
Liabilities and Member's Equity		
Liabilities	$	-
Member's Equity		838,206
Total Liabilities and Member's Equity	$	838,206

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31		2005
Revenues:		
Commission Revenues	$	1,919,999
Interest Income		9,381
Total Revenues		1,929,380
Expenses:		
Compensation and Related Benefits		726,000
Travel and Entertainment		187,203
Office Expense		64,319
Unrealized Losses on Marketable Securities		53,766
Employee Benefits		29,692
Professional Fees		21,408
Conferences		8,894
Corporate Fees and Taxes		2,113
Total Expenses		1,093,395
Net Income	$	835,985

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31	2005
Member's Equity, Beginning	$ 524,221
Member Distributions	(522,000)
Net Income	835,985
Member's Equity, Ending	$ 838,206

The accompanying notes are an integral part of these financial statements.

For the Year Ended December 31		2005
Cash Flows From Operating Activities:		
Net Income	$	835,985
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized Losses on Marketable Securities		53,766
Increase in Accounts Receivable		(11,985)
Increase in Prepaid Expenses		(250)
Net Cash Provided by Operating Activities		877,516
Net Cash Used in Financing Activities:		
Distributions to Member		(522,000)
Net Increase in Cash		355,516
Cash, Beginning		389,762
Cash, Ending	$	745,278

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Rockport Venture Securities, LLC (the LLC), which is a wholly owned subsidiary of Rockport Venture Partners, LLC (the Parent), was formed on May 18, 2001, as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on November 6, 2001. The LLC provides private placement services for companies located throughout the United States and Europe.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable. Private placement fees received prior to completion of the placement services are recorded as deferred revenue.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits.

Securities Owned: Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined based on management's estimates. The assigned values will not necessarily represent amounts that might ultimately be realized because such realization depends on future circumstances. Due to the inherent uncertainty of valuation, the assigned values may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material.

Trade Accounts Receivable and Concentration of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of accounts receivable. Accounts receivable are stated at the amount that management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and monitors accounts for potential losses. The LLC maintains an allowance for potentially uncollectible accounts receivable based on its assessment of the collectibility of accounts receivable.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Rockport Venture Securities, LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2005, the LLC's net capital amounted to $822,027.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to .00 to 1 as of December 31, 2005.

3. Operating Lease:

The LLC leases its office facility in Beverly, Massachusetts under a non-cancelable lease agreement that expires in February 2006. Rent expense incurred by the LLC under this lease agreement during the year ended December 31, 2005 amounted to $8,900. Future payments due under this lease agreement amount to $1,500 as of December 31, 2005.

4. Investments in Warrants:

In connection with certain private placement services rendered, the LLC received warrants to purchase common stock in non-marketable securities of certain privately held companies. The LLC has determined that its investment in warrants are derivatives accounted for under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," and, accordingly, has recorded the warrants at fair value as of December 31, 2005. The LLC has estimated that the fair value ascribed to the warrants as of December 31, 2005 is not material to the accompanying financial statements.

5. Retirement Plan:

The LLC sponsors a Simplified Employee Pension (SEP) Plan. Employer contributions under this Plan are at the LLC's discretion. During the year ended December 31, 2005, contributions to the plan amounted to $20,000.

6. Economic Dependency:

During the year ended December 31, 2005, approximately 94% of the LLC's revenues were derived from three customers.

For the Year Ended December 31		2005
Aggregate Indebtedness	$	-
Member's Equity	$	838,206
Less Nonallowable Assets:		
Marketable Securities Haircut		(11,429)
Prepaid Expenses		(4,750)
Net Capital	$	822,027
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	817,027
Ratio of Aggregate Indebtedness to Net Capital		.00 to 1

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to unaudited FOCUS report Part IIA has been presented.

MFA

Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member and Managers
Rockport Venture Securities, LLC
275 Cabot Street
Beverly, Massachusetts 01915

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Rockport Venture Securities, LLC as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a-13 and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com

MFA

To the Member and Managers
Rockport Venture Securities, LLC

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 24, 2006